UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TWENTY-FIRST CENTURY FOX, INC.
(Name of Issuer)

Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

90130A200
(CUSIP Number)

Roger J. Patterson
Associate General Counsel
Assistant Secretary
500 South Buena Vista Street
Burbank, California 91521
(818) 560-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:
Faiza J. Saeed, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

May 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90130A200

1	NAMES OF REPORTING PERSONS The Walt Disney Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 306,623,480[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,623,480[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.40%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]
Based on 798,520,953 shares of Class B Common Stock (as defined below) outstanding as of December 11, 2017 as set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 13, 2017, by and among The Walt Disney Company (“Disney”), TWC Merger Enterprises 2 Corp., TWC Merger Enterprises 1, LLC and 21CF (as defined below). Pursuant to the Voting Agreement described in the Original Schedule 13D (as defined below), Disney may be deemed to have beneficial ownership of 306,623,480 shares of Class B Common Stock and 57,000 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of 21CF on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement. Neither the filing of this statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 22, 2017 relating to shares of the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Twenty-First Century Fox, Inc., a Delaware corporation (“21CF”). This Amendment No. 1 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended by amending Schedule A to (i) remove the name and information of Jack Dorsey, Robert W. Matschullat, Sheryl Sandberg and Orin C. Smith and (ii) add the following names and information:

Name    Present Principal Occupation and Business Address of Such Organization
Safra A. Catz    Chief Executive Officer of Oracle Corporation. 500 Oracle Parkway, Redwood Shores, CA 94065.
Francis A. deSouza    President and Chief Executive Officer of Illumina, Inc. 5200 Illumina Way, San Diego, CA 92122.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended to add the following at the end of the section entitled “Merger Agreement”:

On May 7, 2018, Disney, Merger Sub, Merger LLC and 21CF entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”). As described above, the Merger Agreement contemplates that at the Effective Time, each issued and outstanding share of common stock of 21CF, except as otherwise set forth in the Merger Agreement, will be converted automatically into the right to receive 0.2745 shares of Disney common stock, subject to adjustment as provided in the Merger Agreement (as so adjusted, the “Exchange Ratio”), together with cash in lieu of fractional shares of Disney common stock (such consideration, the “Common Stock Merger Consideration”). Under the terms of the Merger Agreement Amendment, in lieu of receiving the Common Stock Merger Consideration at the Effective Time, each issued and outstanding share of 21CF common stock owned by a subsidiary of 21CF will be converted automatically into the right to receive a number of shares of series B preferred stock, par value $0.01 of Disney equal to the Exchange Ratio multiplied by 1/10,000. The Merger Agreement Amendment permits Disney’s Board of Directors to elect, in its sole discretion, for each issued and outstanding share of 21CF common stock owned by a subsidiary of 21CF to be converted automatically into the right to receive the Common Stock Merger Consideration.

Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement, which was filed as Exhibit 1 to the Original Schedule 13D filed on December 22, 2017, remains in full force and effect as originally executed on December 13, 2017. This summary of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement Amendment, which is Exhibit 3 to this Amendment No. 1, and is incorporated by reference in its entirety into this Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Merger Agreement Amendment set forth in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3 Amendment to Agreement and Plan of Merger, dated as of May 7, 2018, by and among Twenty-First Century Fox Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC (Incorporated by reference to Exhibit 2.1 of the Quarterly Report on Form 10-Q, filed by The Walt Disney Company on May 8, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 8, 2018

The Walt Disney Company

By:	/s/ Roger J. Patterson
Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel